Exhibit 99.3

COMPLETE APPRAISAL OF
REAL PROPERTY

Bus Facility
612 Wortman Avenue
Brooklyn, Kings County, NY

IN A SELF-CONTAINED APPRAISAL REPORT

As of February 2, 2006

Prepared For:

Triboro Coach Holding Corp., Green Bus Holding Corp., GTJ Co. Inc., Jamaica Bus Holding Corp. and their respective shareholders.

444 Merrick Road
Lynbrook, NY 11563

Prepared By:

Cushman & Wakefield, Inc.

Valuation Services

51 West 52nd Street, 9th Floor

New York, NY 10019-6178

C&W File ID:  06-12002-9224

VALUATION SERVICES

Cushman & Wakefield, Inc. 51 West 52nd Street, 9th Floor New York, NY 10019-6178 212-841-7604 Tel 212-841-7849 fax phil_cadorette@cushwake.com

February 25, 2006

Mr. Paul Cooper

Principal

Triboro Coach Holding Corp., Green Bus Holding Corp., GTJ Co. Inc., Jamaica Bus Holding Corp. and their respective shareholders.

444 Merrick Road
Lynbrook, NY 11563

Re:          Complete Appraisal of Real Property

In a Self-Contained Report

Bus Facility

612 Wortman Avenue

Brooklyn, Kings County, NY 11208

C&W File ID:  06-12002-9224

Dear Mr. Cooper:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our complete appraisal report on the property referenced above.

The value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report. We particularly call your attention to the following extraordinary assumptions and hypothetical conditions:

Extraordinary Assumptions:

The building and site improvements are currently used by related entities as a bus depot and maintenance facility. However, there is no existing lease on the property therefore, our concluded value represents the value of the fee simple estate.

The subject property has excess land. We have estimated the value of the improvements on 1.39 acres with the remaining site (9.0 acres) valued as excess land.

Hypothetical Conditions:	This appraisal employs no hypothetical conditions.

This report was prepared for Triboro Coach Holding Corp., Green Bus Holding Corp., GTJ Co. Inc., Jamaica Bus Holding Corp. and their respective shareholders and is intended only for their specified use. It may not be distributed to or relied upon by any other persons or entities without the written permission of Cushman & Wakefield , Inc.

This appraisal report has been prepared in accordance with our interpretation of your institutions guidelines, Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989

(FIRREA), and the Uniform Standards of Professional Appraisal Practice (USPAP), including the Competency Provision.

The property was inspected by and the report was prepared by Philip P. Cadorette, MAI.

This appraisal employs the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that these approaches would be considered applicable and/or necessary for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Investors do not typically rely on the Cost Approach when purchasing a property such as the subject of this report. Therefore, we have not utilized the Cost Approach to develop an opinion of market value.

Market Value of the Improvements on 1.39 Acres

Based on our Complete Appraisal as defined by the USPAP, we have developed an opinion that the Market Value of the Fee Simple estate of the referenced property, subject to the assumptions and limiting conditions, certifications, extraordinary and hypothetical conditions, if any, and definitions, “As Is” on February 2, 2006 is:

THREE MILLION TWO HUNDRED THOUSAND DOLLARS

$3,200,000

Market Value of 9.0 Acres of Excess Land

Based on our Complete Appraisal as defined by the USPAP, we have developed an opinion that the Market Value of the Fee Simple estate of the referenced property, subject to the assumptions and limiting conditions, certifications, extraordinary and hypothetical conditions, if any, and definitions, “As Is” on February 2, 2006 is:

ELEVEN MILLION EIGHT HUNDRED THOUSAND DOLLARS

$11,800,000

2

Based on recent market transactions, as well as discussions with market participants, a sale of the subject property at the above-stated opinion of market value would have required an exposure time of approximately nine (9) months. Furthermore, a marketing period of approximately nine (9) months is currently warranted for the subject property.

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.

s/	Philip P. Cadorette
Philip P. Cadorette, MAI
Director
New York Certified General Appraiser
License No. 46000003076
phil_cadorette@cushwake.com
212-841-7604 Office Direct
212-841-7849 Fax

3

SUMMARY OF SALIENT FACTS

Common Property Name:	Bus Facility

Location:

612 Wortman Avenue
Brooklyn, Kings County, NY 11208

The subject is located along the entire blockfront surrounded by Wortman Avenue to the north, Cozine Avenue to the south, Fountain Avenue to the east and Montauk Avenue to the west. An additional parcel made up of three tax lots is located along the entire blockfront bordered by Cozine Avenue, Milford Street, Flatlands Avenue and Logan Street.

Property Description:

The property is improved with an industrial building located on a 10.389-acre parcel of land. The improvements contain a total net rentable area of 27,250 square feet. This is a concrete block and brick industrial building that was built in 1965. The building and the site are utilized by related entities. However, there was no lease in place at the time of our appraisal.Therefore, we have valued the fee simple interest in the property.

We have appraised the property assuming the improvements are located on 1.39 acres and the remaining 9.0 acres are categorized as excess land.

Assessor’s Parcel Number:	Block: 4544, Lot:1 & Block: 4563, Lots: 6, 8 & 12

Interest Appraised:	Fee Simple Estate

Date of Value:	February 2, 2006

Date of Inspection:	February 2, 2006

Ownership:	GTJ Co. Inc.

Occupancy:	The subject property is occupied by related entities. However, there was no lease in place at the time of our appraisal.

Current Property Taxes

Total Assessment:	$1,276,740

2005/2006 Property Taxes:	$143,839

Highest and Best Use

If Vacant:	An industrial building developed to the highest density possible for a specific user

As Improved:	As it is currently developed

Site & Improvements

Zoning:	M1-1 Manufacturing Zone
Land Area:	10.39 acres (9.0 acres is considered excess land) 452,535 square feet
Number of Stories:	1
Year Built:	1965
Type of Construction:	Steel and masonry
Gross Building Area:	27,250 square feet
Net Rentable Area:	27,250 square feet
Parking Type:	Surface

VALUE INDICATORS	Market Value As Is
Land Value (9 acres of excess land)
Indicated Value:	$11,800,000
Per Square Foot / FAR:	$30.10
Per Acre:	$1,311,111

Sales Comparison Approach:
Indicated Value:	$3,250,000
Per Square Foot (NRA):	$119.27

Income Capitalization Approach
Discounted Cash Flow	N/A

Direct Capitalization
Net Operating Income:	$250,889
Capitalization Rate:	8.00%
Indicated Value:	$3,150,000
Per Square Foot (NRA):	$115.60

Final Value Conclusion
Concluded Value:	$3,200,000
Per Square Foot (NRA):	$117.43
Implied Capitalization Rate:	7.84%

Insurable Value
Conclusion:	$1,800,000

Exposure Time:	9 Months
Marketing Time:	9 Months

Extraordinary Assumptions and Hypothetical Conditions

Extraordinary Assumptions

An extraordinary assumption is defined by the USPAP (2004 Edition, The Appraisal Foundation, page 3) as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

The building and site improvements are currently used by related entities as a bus depot and maintenance facility.  However, there is no existing lease on the property therefore, our concluded value represents the value of the fee simple estate.

The subject property has excess land.  We have estimated the value of the improvements on 1.39 acres with the remaining site (9.0 acres) valued as excess land.

Hypothetical Conditions

A hypothetical condition is defined by the USPAP (2004 Edition, The Appraisal Foundation, page 3) as “that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

This appraisal employs no hypothetical conditions.

[PICTURES OMITTED]

TABLE OF CONTENTS

INTRODUCTION	1
REGIONAL MAP	6
NEW YORK CITY REGIONAL ANALYSIS	7
LOCAL AREA MAP	13
LOCAL AREA ANALYSIS	14
BROOKLYN INDUSTRIAL MARKET ANALYSIS	16
SITE DESCRIPTION	19
IMPROVEMENTS DESCRIPTION	21
REAL PROPERTY TAXES AND ASSESSMENTS	24
ZONING	25
HIGHEST AND BEST USE	26
VALUATION PROCESS	28
LAND VALUATION	30
SALES COMPARISON APPROACH	36
INCOME CAPITALIZATION APPROACH	43
RECONCILIATION AND FINAL VALUE OPINION	51
ASSUMPTIONS AND LIMITING CONDITIONS	53
CERTIFICATION OF APPRAISAL	56
ADDENDA	57

INTRODUCTION

Identification of Property

Location:

612 Wortman Avenue
Brooklyn, Kings County, NY 11208

The subject is located along the entire blockfront surrounded by Wortman Avenue to the north, Cozine Avenue to the south, Fountain Avenue to the east and Montauk Avenue to the west. An additional parcel made up of three tax lots is located along the entire blockfront bordered by Cozine Avenue, Milford Street, Flatlands Avenue and Logan Street.

Property Description:

The property is improved with an industrial building located on a 10.389-acre parcel of land. The improvements contain a total net rentable area of 27,250 square feet. This is a single tenant industrial building that was built in 1965.

Assessor’s Parcel Number:	Block: 4544, Lot:1 & Block: 4563, Lots: 6, 8 & 12

Property Ownership and Recent History

Current Ownership:	GTJ Co. Inc.

Sale History:	To the best of our knowledge, the property has not transferred within the past three years.

Current Disposition:	To the best of our knowledge the subject is not in contract nor being marketed for sale. Our appraisal is being completed for internal decision making which may lead to a subsequent sale.

Intended Use and Users of the Appraisal

This appraisal is intended to provide an opinion of the Market Value of the Fee Simple interest in the property for the exclusive use of Triboro Coach Holding Corp., Green Bus Holding Corp., GTJ Co. Inc., Jamaica Bus Holding Corp. and their respective shareholders. for internal decision making. All other uses and users are unintended, unless specifically stated in the letter of transmittal.

Dates of Inspection and Valuation

The value conclusion reported herein is as of February 2, 2006. The property was inspected on February 2, 2006 by Philip P. Cadorette, MAI.

Property Rights Appraised

Fee Simple interest.

Scope of the Appraisal

This is a complete appraisal presented in a self-contained report, intended to comply with the reporting requirements set forth under the USPAP for a Self-Contained Appraisal Report. In addition, the report was also prepared to conform to the requirements of the Code of Professional Ethics of the Appraisal Institute and the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), Title XI Regulations.

In preparation of this appraisal, we investigated numerous vacant land and improved sales in the subject’s market, analyzed rental data, and considered the input of buyers, sellers, brokers, property developers and public officials. Additionally, we investigated the general regional economy as well as the specifics of the local area of the subject.

The scope of this appraisal required collecting primary and secondary data relative to the subject property. The depth of the analysis is intended to be appropriate in relation to the significance of the appraisal issues as presented herein. The data have been analyzed and confirmed with sources believed to be reliable, in the normal course of business, leading to the value conclusions set forth in this report. In the context of completing this report, we have made a physical inspection of the subject property and the improved sales and rental comparables. The valuation process involved utilizing generally accepted market-derived methods and procedures considered appropriate to the assignment.

This appraisal employs the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that these approaches would be considered applicable and/or necessary for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Investors do not typically rely on the Cost Approach when purchasing a property such as the subject of this report. Therefore, we have not utilized the Cost Approach to develop an opinion of market value.

Definitions of Value, Interest Appraised and Other Terms

The following definitions of pertinent terms are taken from The Dictionary of Real Estate Appraisal, Fourth Edition (2002), published by the Appraisal Institute, as well as other sources.

Market Value

Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. A current economic definition agreed upon by agencies that regulate federal financial institutions in the United States of America follows, taken from Advisory Opinion-22 of USPAP of The Appraisal Foundation:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1.                 Buyer and seller are typically motivated;

2.                 Both parties are well informed or well advised, and acting in what they consider their own best interests;

3.                 A reasonable time is allowed for exposure in the open market;

4.                 Payment is made in terms of cash in US dollars or in terms of financial arrangements comparable thereto; and

5.                 The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

Leased Fee Interest

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the lessee are specified by contract terms contained within the lease.

Leasehold Interest

The interest held by the lessee (the tenant or renter) through a lease transferring the rights of use and occupancy for a stated term under certain conditions.

Market Rent

The most probable rent that a property should bring in a competitive and open market reflecting all conditions and restrictions of the specified lease agreement including term, rental adjustment and revaluation, permitted uses, use restrictions, and expense obligations; the lessee and lessor each acting prudently and knowledgeably, and assuming consummation of a lease contract as of a specified date and the passing of the leasehold from lessor to lessee under conditions whereby:

1.                                                 Lessee and lessor are typically motivated.

2.                                                 Both parties are well informed or well advised, and acting in what they consider their best interests.

3.                                                 A reasonable time is allowed for exposure in the open market.

4.                                                 The rent payment is made in terms of cash in United States dollars, and is expressed as an amount per time period consistent with the payment schedule of the lease contract.

5.                                                 The rental amount represents the normal consideration for the property lease unaffected by special fees or concessions granted by anyone associated with the transaction.

Cash Equivalence

A price expressed in terms of cash, as distinguished from a price expressed totally or partly in terms of the face amounts of notes or other securities that cannot be sold at their face amounts.  Calculating the cash-equivalent price requires an appraiser to compare transactions involving atypical financing to transactions involving comparable properties financed at typical market terms.

Value As Is

The value of specific ownership rights to an identified parcel of real estate as of the effective date of the appraisal; relates to what physically exists and is legally permissible and excludes all assumptions concerning hypothetical market conditions or possible rezoning.

Prospective Value Opinion

A forecast of the value expected at a specified future date.  A prospective value opinion is most frequently sought in connection with real estate projects that are proposed, under construction, or under conversion to a new use, or that have not achieved sellout or a stabilized level of long-term occupancy at the time the appraisal report is written.

Prospective Value Upon Reaching Stabilized Occupancy

The value of a property as of a point in time when all improvements have been physically constructed and the property has been leased to its optimum level of long-term occupancy. At such point, all capital outlays for tenant improvements, leasing commissions, marketing costs, and other carrying charges are assumed to have been incurred.

Exposure Time and Marketing Time

Exposure Time

Under Paragraph 3 of the Definition of Market Value, the value opinion presumes that “A reasonable time is allowed for exposure in the open market”. Exposure time is defined as the length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

The reasonable exposure period is a function of price, time and use. It is not an isolated opinion of time alone. Exposure time is different for various types of property and under various market conditions. As noted above, exposure time is always presumed to precede the effective date of appraisal. It is the length of time the property would have been offered prior to a hypothetical market value sale on the effective date of appraisal. It is a retrospective opinion based on an analysis of past events, assuming a competitive and open market. It assumes not only adequate, sufficient and reasonable time but adequate, sufficient and a reasonable marketing effort. Exposure time and conclusion of value are therefore interrelated.

Based on our review of national investor surveys, discussions with market participants and information gathered during the sales verification process, a reasonable exposure time for the subject property at the value concluded within this report would have been approximately nine (9) months. This assumes an active and professional marketing plan would have been employed by the current owner.

Marketing Time

Marketing time is an opinion of the time that might be required to sell a real property interest at the concluded market value level. Marketing time is presumed to start during the period immediately after the effective date of an appraisal. (Marketing time is subsequent to the effective date of the appraisal and exposure time is presumed to precede the effective date of the appraisal).  The opinion of marketing time uses some of the same data analyzed in the process of developing a reasonable exposure time opinion as part of the appraisal process and it is not intended to be a prediction of a date of sale or a one-line statement.

We believe, based on the assumptions employed in our analysis, as well as our selection of investment parameters for the subject, that our value conclusion represents a price achievable within nine (9) months.

Legal Description

The subject site is identified by Kings County as Block: 4544, Lot:1 & Block: 4563, Lots: 6, 8  & 12. The legal description was not provided.

REGIONAL MAP

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NEW YORK CITY REGIONAL ANALYSIS

Regional Area Overview

New York City (NYC), a leading world financial, business and trade center, is also the most culturally diverse, densely populated, and wealthiest (in terms of total personal income) city in the United States.  The “City” has continued to reinvent itself over the years, from the East Coast’s busiest harbor, to a multifaceted manufacturing and distribution center, and now a global leader in the provision of services including financial, legal, media and entertainment.  The borough of Manhattan, or New York County, forms the central political, financial and cultural core of the City and is the economic growth engine of the Greater New York Region.  The City’s other boroughs are the Bronx, Brooklyn, Queens, and Staten Island (otherwise known as Bronx, Kings, Queens, and Richmond Counties).  Located in the southeastern portion of New York State at the mouth of the Hudson River, NYC covers 309 square miles and is home to over 8.1 million people, or 42 percent of New York State’s total population.

The five boroughs of NYC consolidated in 1898, yet each has retained unique characteristics.  Manhattan, home to 19 percent of the City’s population, is where three-fourths of the City’s office-using employees work, primarily in the skyscrapers of the Midtown and Downtown business districts.  The other four boroughs are commonly referred to as the “outer boroughs” and are generally more residential in nature.  They also have strong, albeit significantly smaller economies than that of Manhattan.

Market Outlook

Although New York City (NYC) is experiencing strong employment and income growth, a peaking residential real estate market, slower growth in key industries, and high business costs will keep New York City as a steady but below average performer.

•                  Strong Wall Street performance and high levels of national and international tourism have helped drive the NYC economy, as a broad range of sectors have benefited in the near term from stronger income growth.

•                  In 2005, New York City saw record levels of real estate investment activity, including the $1.7 billion sale of the MetLife Building, which was the largest building transaction in U.S. history.

•                  Recent employment growth has boosted the housing market and as a result the NYC economy.  Currently, the New York Metro area is experiencing a record pace of residential permitting.  Although household formation growth has been stagnant, there are a number of other factors driving demand, including empty nesters, international buyers, and second-home buyers.  Solid income growth and favorable financing have fueled the housing boom, but slowing job growth and interest rate increases could lead to slowing or stagnant price gains or even a pricing correction.

•                  Recently, there has been some evidence of a slowdown in New York City’s middle-market housing sales.  According to Miller Samuel, Inc. both the average and median sales prices in the Manhattan market fell in the third quarter of 2005.

Market Definition

New York City (NYC) consists of five counties at the mouth of the Hudson River in the southeast area of New York State.  The borough of Manhattan, or New York County, forms the central political, financial and cultural core of the City and is the economic growth engine of the Greater New York Region.  The City’s other boroughs are Brooklyn, Queens, Staten Island, and the Bronx (otherwise known as Kings, Queens, Richmond, and Bronx Counties, respectively).  The area’s vast mass transit infrastructure closely connects the five boroughs as well as the surrounding suburban areas, which combined with NYC form the Greater New York Region.  This region covers 21 counties in the southeastern section of New York State, southwestern corner of Connecticut, and Central and Northern New Jersey.

GREATER NEW YORK CITY REGION COUNTIES

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Current Trends

New York City, and particularly Manhattan, is one of the world’s largest and premier economies.  Businesses in NYC benefit from the synergies created from the presence of more than 200,000 companies, access to consumers and investment capital, and the city’s attractive quality of life.  Manhattan, which accounts for over 63 percent of NYC’s total employment, is the regional economic engine.

Within Manhattan, Midtown is the nation’s largest Central Business District and home to a diverse base of Finance, Insurance, and Real Estate (FIRE) industries and Fortune 500 companies.  New York City houses the headquarters of 43 Fortune 500 firms, with 42 of these headquarters located in Manhattan.  Manhattan has the largest office inventory in the nation, with roughly 390 million square feet.  Wall Street, the heart of the City’s financial district downtown, is also home to the New York Stock Exchange, American Stock Exchange, the NASDAQ and Commodities Exchange, and the Federal Reserve Bank of New York.

In addition to the strength of the FIRE industries, strong levels of both domestic and international tourism has driven robust employment growth in NYC’s hospitality, food and beverage, and retail industries.  NYC is renowned for its cultural activities, arts and entertainment, restaurants, and shopping, as well as being a leading center for the sciences, health care, and higher education.

Economics

Four years after the devastation of September 11th, the New York City economy is healthy, although employment remains about 4 percent below its peak at year-end 2000.

•                  NYC’s Gross Metro Product (GMP) grew at a 4.4 percent rate in 2005.

•                  From 1995 to 2005, NYC’s GMP grew at an average annual rate of 3.9 percent, slightly below the nation’s top 100 largest metro areas’ (Top 100) annualized average of 4.0 percent.

•                  Through 2010, NYC’s forecasted GMP growth of 2.1 percent annually is expected to trail the Top 100’s projection of 3.0 percent.

REAL GROSS PRODUCT GROWTH BY YEAR

NYC vs. Top 100 Metros*

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NYC’s 2005 employment growth rate of 1.1 percent trailed the Top 100’s 1.3 percent growth rate.

•                  From 1995 through 2005, NYC’s average annual employment growth rate of 0.7 percent significantly lagged the nation’s top 100 average annual employment growth of 1.4 percent

•                  Although yearly employment growth was positive from 1995 to 2000, negative employment growth from 2001 to 2003 contributed to NYC’s slow 10-year growth rate.

•                  Employment growth has turned positive since 2003, but the projected average annual growth rate through 2010 of 0.9 percent will continue to trail the projected Top 100 average of 1.5 percent.

NYC’s unemployment rate has been consistently higher than the Top 100 rate, reaching as high as 10.2 percent in 1992 and more recently as high as 7.8 percent in 2002 and 2003.

•                  In 2005, average unemployment rate in NYC fell to 5.5 percent from 6.6 percent in 2004.  The Top 100 average unemployment rate in 2005 was 5.0 percent.

•                  Through 2010, NYC’s employment rate is projected to range between 5.3 and 5.6 percent.

TOTAL EMPLOYMENT GROWTH AND UNEMPLOYMENT RATE BY YEAR

NYC vs. Top 100 Metros

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NYC’s employment base has a far higher concentration of office-using employment than the Top 100.

•                  NYC is more heavily weighted in the Education & Health Services and Financial Activities sectors than the Top 100 overall.

•                  The region is less represented in the Construction, Manufacturing, and Trade, Transportation & Utilities sectors.

EMPLOYMENT BY SECTOR

NYC vs. Top 100 Metros

2005 Estimates

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Demographics

New York City is the most heterogeneous city in the nation, if not the world.  With a median age of 35.9 years, NYC is on par with the Top 100 median age of 35.9 years, but slightly below the U.S. median of 36.2 years.  NYC is relatively well educated compared to the national average, with 27.2 percent of its population having a Bachelor degree or better compared with 24.6 percent of the U.S.  On the other hand, NYC is relatively less educated than the Top 100, with 28.0 percent of its population with a Bachelor degree or better.  Although NYC and the U.S. have similar levels of affluence, with 27.9 and 28.4 percent of the population, respectively, having an annual income of $75,000 or higher, both trail the Top 100, which has 32.9 percent of its households having an annual income of $75,000 or higher.

DEMOGRAPHIC CHARACTERISTICS

NYC vs. Top 100 Metro Areas and U.S.

2004 Estimates

Characteristic	New York City	Top 100 Metro Areas	U.S.
Median Age (years)	35.9	35.9	36.2
Average Annual Household Income	$65,900	$71,400	$64,800
Median Annual Household Income	$43,800	$52,900	$47,800
Households by Annual Income Level:
<$25,000	31.5%	22.1%	24.9%
$25,000 to $49,999	24.2%	25.6%	27.4%
$50,000 to $74,999	16.4%	19.4%	19.3%
$75,000 to $99,999	10.0%	12.5%	11.5%
$100,000 plus	17.9%	20.4%	16.9%
Education Breakdown:
< High School	27.7%	18.5%	19.5%
High School Graduate	24.5%	26.0%	28.4%
College < Bachelor Degree	20.5%	27.6%	27.5%
Bachelor Degree	15.7%	17.8%	15.7%
Advanced Degree	11.5%	10.2%	8.9%

Source: Claritas, Inc., Cushman & Wakefield Analytics

According to the results of the 2000 Census, NYC was one of the nation’s few cities to experience an increase in its population during the 1990s.  In fact, NYC is the only major city in the nation that has a larger population than it did in 1950.

•                  NYC’s current population totals over 8.1 million, with every borough except for Staten Island having a population of greater than one million.

•                  Brooklyn, with nearly 2.5 million people, has the largest population of the five boroughs, while Manhattan is the most densely populated area in NYC.

•                  Between 1995 and 2005, NYC’s annual population growth averaged 0.6 percent, which is half the Top 100 annual average of 1.2 percent.

•                  NYC’s average annual growth through 2010 is forecast to slow to 0.2 percent, substantially below the 1.0 percent forecast for the Top 100 metro areas.

POPULATION GROWTH BY YEAR

NYC vs. Top 100 Metros

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Manhattan’s population of 1.5 million people is densely concentrated throughout, with the exception of Midtown West and west of City Hall.  It is most densely populated around Central Park on both the Upper East Side and the Upper West Side, as well as from 20th Street to the East River, east of The Bowery and north of Fulton Street.  In the Bronx, lower population concentrations are located in the northern parts of the borough.  The largest population concentration in Queens is in its center within the communities of Woodside, Rego Park, Forest Hills, Maspeth, Elmhurst, and Jackson Heights, as well as Ridgewood and Glendale, which border Brooklyn.  Staten Island has a fairly even population concentration throughout the borough and is generally less dense than the rest of the City.

ANNUALIZED POPULATION GROWTH BY COUNTY

New York City

Population (000’s)	1995	2005	2010 Forecast	Annual Growth 95-05	Annual Growth 05-10
United States	266,664	296,710	310,171	1.1%	0.9%
Top 100 MSAs	170,444	192,458	202,723	1.2%	1.0%
New York City	7,633	8,124	8,202	0.6%	0.2%
Bronx County	1,262	1,372	1,405	0.8%	0.5%
Kings County	2,373	2,478	2,481	0.4%	0.0%
New York County	2,075	2,244	2,255	0.8%	0.1%
Queens County	410	468	489	1.3%	0.9%
Richmond County	1,514	1,563	1,573	0.3%	0.1%

Source: Economy.com, Cushman & Wakefield Analytics

In 2005, NYC’s median household income was $43,800, which is 17.2 and 9.1 percent lower than that of the Top 100 and U.S., respectively.

•                  Between 1995 and 2005, NYC’s 3.4 percent average annual growth in median household income was greater than the Top 100’s average of 3.0 percent.

•                  Through 2010, NYC’s median household income growth rate is projected at 3.3 percent annually, remaining slightly above the Top 100’s projected annual growth rate of 3.2 percent.

Nearly all of Manhattan’s zip codes below 96th Street have median household incomes above the national median.  The most affluent concentrations of households border Central Park on Manhattan’s West Side between West 77th and West 91st Streets, and on the East Side along Fifth, Park and Madison Avenues between East 60th and East 96th Streets.  Other affluent pockets include the southern tip of Manhattan at Battery Park City and the communities surrounding the financial district, such as TriBeCa.  In contrast, the area north of Central Park as well as portions of the Lower East Side are where residents with the lowest median household incomes reside.

MEDIAN HOUSEHOLD INCOME DISTRIBUTION BY ZIP CODE

NYC, 2005 Estimates

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Regional Summary / Market Competitiveness

Improved Wall Street performance and healthy tourism have recently boosted New York City’s economic outlook.  Longer term, the economic legacy of 9/11 and a modest pace of expansion will likely prevent the metro area from returning to its pre-recession peak for several more years.

•                  NYC’s competitive strengths include its high per capita income, limited exposure to manufacturing, high level of international immigration, and its role as the financial capital of the nation.

•                  The market’s weaknesses include high business costs and the city’s high level of domestic out-migration.

LOCAL AREA MAP

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LOCAL AREA ANALYSIS

General Information

The Borough of Queens is situated east of Manhattan.  The two neighboring boroughs are separated by the East River.  The East River crossings connecting Manhattan and Queens include the 59th Street Bridge, the Triboro Bridge and the Queens Midtown Tunnel.  These are all very congested crossings that are extensively used by commuters and commercial traffic, with volume being heaviest during the morning and afternoon rush hours.  Multiple subway lines connect the two boroughs, with the subway tunnels located beneath the East River.  Bus Service is available throughout the boroughs.

The highway network in Queens generally runs throughout the borough.  The Cross Island Parkway extends north/south across the eastern end of the borough.  The Van Wyck and the Clearview Expressway also extend north/south across the borough.  The Belt Parkway extends east/west across the southern portion of the borough into Brooklyn.  The Jackie Robinson (Interborough) extends east/west across the borough and terminates into Brownsville, Brooklyn.  The Long Island Expressway also extends east/west across the borough.  Finally, the Interboro Parkway is located on the eastern end of Brooklyn.

The subject is located on the border of South Jamaica and Springfield Gardens across the street from Kennedy Airport.  Neighboring communities and boundaries include South Ozone Park to the west, Brookville to the east, Kennedy Airport to the south and St. Albans to the north.

This part of Jamaica is predominantly industrial with some commercial uses located along Rockaway Boulevard, Farmers Boulevard and Guy R. Brewer Boulevard.  Residential areas are located on the side streets outside of the commercial districts.  The residential areas within this area are developed with single-family, attached and detached houses, most of which are kept in average condition.  Because of its proximity to Kennedy Airport there are several hotels and motels located in the area.

The subject building is located in a strong industrial area in the southern section of Queens, which is influenced by the proximity to Kennedy Airport.  The improvements in the immediate area are generally industrial uses located along the main boulevards.

The subject is located along the entire blockfront surrounded by Wortman Avenue to the north, Cozine Avenue to the south, Fountain Avenue to the east and Montauk Avenue to the west.  An additional parcel made up of three tax lots is located along the entire blockfront bordered by Cozine Avenue, Milford Street, Flatlands Avenue and Logan Street. The subject is currently utilized by related entities as a bus depot and maintenance facility.

Access to the subject is average.  The main boulevards in the local area provide two-way traffic flow.  In the residential areas, the streets are generally one way.  Main thoroughfares such as Rockaway Boulevard, Farmers Boulevard and Guy R. Brewer Boulevard provide access to the to the Belt Parkway and Van Wyck Expressway.

These roads connect with each of the major roadways in the Brooklyn-Queens area.  LaGuardia Airport is located to the north in the northern part of Queens and provides passenger and cargo traffic.  Kennedy Airport is located nearby just north of the subject in the southern part of Queens.  Overall, the subject’s area is a stable and established mixed-use area which should continue to attract industrial uses in the future.

Conclusion

The subject property is a well located industrial property with convenient access to the major arteries within Queens and Brooklyn.  The subject is located in an industrial area in close proximity to Kennedy airport.  This area is considered a good industrial location.  We conclude that the subject will be competitive in the marketplace into the foreseeable future.

BROOKLYN INDUSTRIAL MARKET ANALYSIS

Market Overview

The most desirable industrial locations in Brooklyn are in those areas that have good access to trucking routes. Hence, the heaviest concentrations of industrial space are in accessible locations that are proximate to the Brooklyn-Queens Expressway, Gowanus Expressway, Belt Parkway or Long Island Expressway. These highways generally run along the perimeter of the borough, hence much of the industrial development is located towards the perimeter of the borough.

One of the heaviest concentrations of industrial development exists along the waterfront neighborhoods lining the western edge of the borough between Greenpoint and Sunset Park. These neighborhoods are accessible to highways, and are also closely tied to the waterfront industry associated with New York Harbor. Other pockets of industrial development are located throughout the borough, and are typically adjacent to rail lines, major corridors, or near other types of uses that would support industrial use, but would not be conducive to residential or commercial uses.

BROOKLYN HISTORICAL INDUSTRIAL MARKET STATISTICS

Period	# Bldgs	Total RBA	Total Vacant SF	Total Vacant %	Total Average Rate
QTD	1,999	68,502,239	2,542,372	3.7%	$9.97/nnn
2005 4Q	1,997	68,486,039	2,475,074	3.6%	$10.00/nnn
2004 4Q	1,997	68,486,039	2,577,336	3.8%	$8.91/nnn
2003 4Q	1,996	68,478,039	2,245,709	3.3%	$9.80/nnn
2002 4Q	1,995	68,467,039	1,230,567	1.8%	$10.50/nnn
2001 4Q	1,995	68,467,039	1,911,408	2.8%	$8.85/nnn
2000 4Q	1,994	68,461,639	1,891,687	2.8%	$7.30/nnn
1999 4Q	1,992	68,443,139	959,354	1.4%	$8.38/nnn
1998 4Q	1,987	68,340,411	2,275,447	3.3%	$6.52/nnn
1997 4Q	1,987	68,340,411	2,306,930	3.4%	$4.00/nnn
1996 4Q	1,987	68,340,411	1,400,275	2.0%	$3.59/nnn

Source: CoStar Realty Information, Inc.

As of the fourth quarter 2005, Brooklyn had a total inventory of 1,997 industrial buildings containing over 68.5 million square feet of space. The vacancy rate as of the fourth quarter 2005 was 3.6 percent, while the average rent was $10.00 per square foot.

The vacancy rate over the last few years has climbed slowly from a low of 1.8 percent in the fourth quarter 2002. The vacancy rate has been between 1.8 and 3.8 percent since the first quarter 2001. Recent market information shows that the Brooklyn Industrial Market is improving. Asking rents are now at their highest level in the last four years. Fourth quarter 2005 data shows asking rents improving, reflecting 13.5 percent increase over the fourth quarter 2004 figure of $8.91 per square foot.

The primary source of activity continues to come from importers, distributors, and businesses in need of warehouse or storage space. The buildings that are in highest demand are those with ceiling heights greater than 18 feet. Most users prefer buildings with clear heights of 20 feet, although these are difficult to find. Also, the expansion of the technology-related fields has created a need for flex buildings that can accommodate various types of tenants in the medical, science, and technology sectors. This sector continues to emerge, and should remain strong due to the lack of flex space available in the marketplace.

Rental Rates

As of the 2005 fourth quarter, the average rental rate of $10.00 per square foot reflects a 13.5 percent increase from the 2004 year end average rent of $8.91 per square foot. Current asking rental rates vary dramatically throughout the market. Quoted rental rates in the Brooklyn market range from $7.00 to $16.00 per square foot.  The low end of the range pertains to larger buildings or older manufacturing or warehouse buildings in secondary locations, and the high end pertaining to flex space in primary locations.

Included in the high end of the range would be warehouse buildings that have good access to transportation routes, and that are classified as flex buildings, or modern industrial building with ceiling heights in excess of 22 feet. Rental rates typically increase with proximity to trucking routes. Rates increase with higher percentages of office space or with taller ceiling heights.

Leasing Concessions

The industrial market has improved over the last two years, as the average rents have increased. Tenant improvement allowances and free rent have increased since 2001, when they were at their lowest point. For most good industrial space, tenant improvement allowances are now ranging from $.50 to $2.00 per square foot, applied against the entire building area. While most of the tenant improvement dollars are being spent on the office component of a building, there are costs for upgrading the warehouse areas, including re-sealing floors, painting walls, and upgrading mechanical systems. Renewing tenants either have no tenant improvement allowance, or a small allowance ranging from $.10 to $.50 per square foot. For flex space, tenant improvement allowances are typically $2.00 to $5.00 per, with renewing tenants getting up to $1.00 to $2.00 per square foot.

Free rent concessions have entered back into the market, after several years of being negligible. Free rent is now anticipated by tenants, and typically equates to three months free on a five-year lease, and from six to twelve months free on a ten-year lease. As market conditions improve, some contend that this concession will dissipate as it has in the past.

New Construction

The Brooklyn market is very mature, and is considered fully built. There are no known available sites in the area that would have potential for industrial development. We are not aware of any proposed development that would impact the subject property.

Subject’s Position in Market

The subject property was constructed in 1965 and is similar in vintage to many Brooklyn industrial buildings.  It is located in close proximity to Kennedy Airport, which is one of the busiest cargo airports in the country. Although the subject is well located with convenient access to major transportation arteries the physical characteristics of the improvements are below those in many modern industrial buildings.  This fact is mitigated by the presence of significant land area which is atypical for the New York Metro area.  The subject site would be in great demand by many industrial users.

The subject property has a very good location.  It is located within an established industrial area, and is bordered on all sides by similar industrial warehouse and distribution facilities.  This enhances the appeal of the property since it is close to primary trucking routes, such as the Belt Parkway, the Brooklyn Queens Expressway, and the Van Wyck Expressway.

These are all good qualities that would enable to the subject property to compete in the Greater New York industrial marketplace.

Conclusion

The Brooklyn industrial market peaked in early 2001, declined slightly the last few years, but improved during 2005. The buildings in primary markets with good access and adequate physical attributes will remain the most coveted product in the region. Older industrial buildings in secondary locations will remain in demand by the lower tier companies. However, these types of properties will have lower values and lower rental rates. The flex market will remain strong, as demand for this type of space continues to increase versus a short supply. In the short term, we project that the Brooklyn industrial market will be continue to improve through the first half of 2006, and will continue to be buoyed by the direction of the local and national economy.

The subject is well positioned in terms of its physical characteristics, location.  Due to its strong location, the subject property will compete at the upper end of the spectrum in terms of its achievable rents and property value.  Therefore, we feel that it is a viable industrial property that will remain competitive and sought after into the foreseeable future.

SITE DESCRIPTION

Location:

612 Wortman Avenue
Brooklyn, Kings County, NY 11208

The subject is located along the entire blockfront surrounded by Wortman Avenue to the north, Cozine Avenue to the south, Fountain Avenue to the east and Montauk Avenue to the west. An additional parcel made up of three tax lots is located along the entire blockfront bordered by Cozine Avenue, Milford Street, Flatlands Avenue and Logan Street.

Shape:	Irregular

Topography:	Level

Land Area:	10.39 acres 452,535 square feet

Frontage, Access, Visibility:	The subject property has good access, good visibility and good frontage on the following streets:

Wortman Avenue, Cozine Avenue, Montauk Avenue, Fountain Avenue, Logan Street, Flatlands Avenue and Milford Street.

Soil Conditions:

We did not receive nor review a soil report. However, we assume that the soil’s load-bearing capacity is sufficient to support existing and/or proposed structure(s). We did not observe any evidence to the contrary during our physical inspection of the property. Drainage appears to be adequate.

Utilities:	All Available

Site Improvements:	The site improvements include asphalt paved parking areas, curbing, signage, landscaping, yard lighting and drainage.

Land Use Restrictions:

We were not given a title report to review. We do not know of any easements, encroachments, or restrictions that would adversely affect the site’s use. However, we recommend a title search to determine whether any adverse conditions exist.

Flood Zone:	The subject property is located in flood zone C.

Flood Zone Description:	FEMA Zone C: Areas outside of a 100-year flood hazard.

FEMA Map & Date	360497-0072C, dated May 18, 1992

Wetlands:

We were not given a Wetlands survey. If subsequent engineering data reveal the presence of regulated wetlands, it could materially affect property value. We recommend a wetlands survey by a competent engineering firm.

Seismic Hazard:	The site is not located in a Special Study Zone as established by California’s Alquist-Priolo Geological Hazards Act.

Hazardous Substances:

We observed no evidence of toxic or hazardous substances during our inspection of the site. However, we are not trained to perform technical environmental inspections and recommend the services of a professional engineer for this purpose.

Overall Functionality:	The subject site is functional for its current use.

Location Rating:

After considering all of the locational aspects of the subject, including regional and local accessibility as well as overall visibility, Cushman & Wakefield, Inc. has concluded that the location of this property is good.

IMPROVEMENTS DESCRIPTION

The following description of improvements is based upon our physical inspection of the improvements along with our discussions with the building manager.

General Description
Year Built:	1965
Number of Buildings:	1
Number of Stories:	1
Land To Building Ratio:	16.61 to 1
Building Class:	B
Gross Building Area:	27,250 square feet
Net Rentable Area:	27,250 square feet
Ceiling Height:	24’-25’ clear
Loading Doors:	Adequate

Construction Detail
Basic Construction:	Steel and masonry
Foundation:	Poured concrete slab
Framing:	Structural steel with masonry and concrete encasement
Floors:	Poured Concrete
Exterior Walls:	Concrete block and brick
Roof Type:	Flat with parapet walls
Roof Cover:	Built up tar
Windows:	Single pane windows in metal frames
Pedestrian Doors:	Glass, wood and metal.

Mechanical Detail
Heat Source:	Gas
Heating System:	Forced air in the office / Hanging heaters in the warehouse
Cooling:	HVAC in the office area only
Cooling Equipment:	The cooling equipment is roof mounted
Plumbing:

The plumbing system is assumed to be adequate for existing use and in compliance with local law and building codes. The plumbing system is typical of other properties in the area with a combination of PVC, steel, copper and cast iron piping throughout the building. Adequate restrooms for men and women are situated throughout the building.

Electrical Service	Electricity for the building is obtained through low voltage power lines.
Electrical Metering:	The building has a master meter.

Emergency Power:	None
Elevator Service:	None
Fire Protection:	Not sprinklered
Security:	None

Interior Detail
Layout:

The subject is designed with a small lobby/reception area, a second floor mezzanine office area and bus maintenance area.

The reception and office area represent approximately 10% of the net rentable area. The warehouse area comprises the balance of the building.

Floor Covering:	Vinyl tile
Sealed concrete in the warehouse area
Walls:	Drywall in the office
Concrete block and brick in the warehouse
Ceilings:	2 x 2 acoustical tile in the office
Exposed ceilings in the warehouse
Lighting:	Fluorescent
Restrooms:	The building features adequate restrooms for men and women.

Site Improvements
Parking Capacity:	N/A spaces
Parking Ratio:	3.19 spaces per 1,000 square feet of building area.
Parking Description:	Surface
Onsite Landscaping:	Minimal grass.
Other:	Concrete curbs, fencing and walkways.

Personal Property:	Personalty was excluded from our valuation.

Capital Improvements:	Other than normal routine property maintenance, there are no major capital improvement expenditures planned in the immediate future.

Summary

Condition:	Average
Quality:	Average
Property Rating:

After considering all of the physical characteristics of the subject, we have concluded that this property has a property rating that is average, when measured against other properties in this marketplace.

Roof & Mechanical Inspections:

We did not inspect the roof of the building or make a detailed inspection of the mechanical systems. The appraisers, however, are not qualified to render an opinion as to the adequacy or condition of these components. The client is urged to retain an expert in this field if detailed information is needed about the adequacy and condition of mechanical systems.

Actual Age:	41 years
Effective Age:	25 years
Expected Economic Life:	50 years
Remaining Economic Life:	25 years

Americans With Disabilities Act

The Americans With Disabilities Act (ADA) became effective January 26, 1992. We have not made, nor are we qualified to make a compliance survey of this property to determine whether or not it is in conformity with the requirements of the ADA. It is possible that a compliance survey could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have not been provided with the results of a survey, we did not analyze the results of possible non-compliance.

Hazardous Substances

We are not aware of any potentially hazardous materials (such as formaldehyde foam insulation, asbestos insulation, radon gas emitting materials, or other potentially hazardous materials) which may have been used in the construction of the improvements. However, we are not qualified to detect such materials and urge the client to employ an expert in the field to determine if such hazardous materials exist.

REAL PROPERTY TAXES AND ASSESSMENTS

Current Property Taxes

The property is subject to the taxing jurisdiction of the City of New York.  According to the New York City Assessor’s office, the 2005/2006 assessments for the property (Block: 4544, Lot:1 & Block: 4563, Lots: 6, 8  & 12) are as follows:

Current Property Taxes

According to the local assessor’s office, the taxes are current. The assessment and taxes for the property are presented below:

PROPERTY TAX DATA (2005/2006)

	Actual	Transitional
Assessed Value
Land:	$1,249,650	$1,200,240
Improvements:	81,000	76,500
Total:	$1,330,650	$1,276,740
Exemption:	$4,500	$4,500
Taxable Assessment:	$1,326,150	$1,272,240

Taxable Assessment		$1,272,240
Tax Rate		0.1131
Total Property Taxes		$143,839

Building Area (SF)		27,250
Property Taxes per Square Foot		$5.28

Total taxes for the property are $143,839, or $5.28 per square foot.  Based on our experience with industrial buildings in Kings County, we conclude that this is a market oriented tax liability for a property of this kind. The relatively high tax per square foot figure reflects the excess land associated with the property.  We project that the subject’s tax liability will grow 3.0 percent per annum over the analysis period.

ZONING

The property is zoned M1-1 by the City of New York. The City Planning Commission defines this zoning district as follows:

M1

“These districts are designed for a wide range of manufacturing and related uses which can conform to a high level of performance standards.  Manufacturing establishments of this type, within completely enclosed buildings, provide a buffer between Residence (or Commercial) Districts and other industrial uses, which involve more objectionable influences.  New residential development is excluded from these districts, except for joint living-work quarters for artists in M1-5A and M1-5B Districts, dwelling units in M1-5M and M1-6M Districts, and dwelling units in M1-1D, M1-2D, M1-3R, M1-4D and M1-5D Districts, where authorized by the City Planning Commission, both to protect residences from an undesirable environment and to ensure the reservation of adequate areas for industrial development”.

The M1-1 zone permits a maximum floor area ratio (FAR) that governs building sizes of 1.0 times the lot area for industrial buildings.  In the Site Description section of the report, we estimated that the subject site contains approximately 452,535 square feet of land area.  Therefore, the maximum building size as-of-right that could be constructed on the site is 452,535 square feet.

We are not experts in the interpretation of complex zoning ordinances but the property appears to be a conforming use based on our review of public information. The determination of compliance is beyond the scope of a real estate appraisal.

We know of no deed restrictions, private or public, that further limit the subject property’s use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

HIGHEST AND BEST USE

Definition Of Highest And Best Use

According to The Dictionary of Real Estate Appraisal, Fourth Edition (2002), a publication of the Appraisal Institute, the highest and best use is defined as:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

Highest And Best Use Criteria

We have evaluated the site’s highest and best use both as currently improved and as if vacant. In both cases, the property’s highest and best use must meet four criteria. That use must be (1), legally permissible (2) physically possible, (3) financially feasible, and
(4) maximally productive.

Legally Permissible

The first test concerns permitted uses. According to our understanding of the zoning ordinance, noted earlier in this report, the site may legally be improved with structures that accommodate office, light industrial, and warehouse uses. Aside from the site’s zoning regulations, we are not aware of any legal restrictions that limit the potential uses of the subject.

Physically Possible

The second test is what is physically possible. As discussed in the “Site Description,” section of the report, the site’s size, soil, topography, etc. do not physically limit its use. The subject site is of adequate shape and size to accommodate almost all urban and suburban uses.

Financial Feasibility and Maximal Productivity

The third and fourth tests are what is financially feasible and what will produce the highest net return. After analyzing the physically possible and legally permissible uses of the property, the highest and best use must be considered in light of financial feasibility and maximum productivity. For a potential use to be seriously considered, it must have the potential to provide a sufficient return to attract investment capital over alternative forms of investment. A positive net income or acceptable rate of return would indicate that a use is financially feasible.

Highest and Best Use of Site As Though Vacant

Considering the subject site’s physical characteristics and location, as well as the state of the local market, it is our opinion that the Highest and Best Use of the subject site as though vacant is an industrial building developed to the highest density possible for a specific user.

Highest and Best Use of Property As Improved

According to the Dictionary of Real Estate Appraisal, highest and best use of the property as improved is defined as:

The use that should be made of a property as it exists. An existing improvement should be renovated or retained “as is” so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.

It is our opinion, the existing building adds value to the site as if vacant, therefore dictating a continuation of its current use. In addition, the leases encumbering the subject property dictate a continuation of the current use. In conclusion, it is our opinion that the Highest and Best Use of the subject property as improved is as it is currently developed if leased to a tenant that will pay a market rent for the land as well as the improvements.

Otherwise the property is significantly under improved and development of industrial uses for additional tenants on a build to suit basis would be the highest and best use of the land as improved.

VALUATION PROCESS

Methodology

There are three generally accepted approaches available in developing an opinion of value: the Cost, Sales Comparison and Income Capitalization approaches. We have considered each in this appraisal to develop an opinion of the market value of the subject property. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach is dependent upon the availability and comparability of the market data uncovered as well as the motivation and thinking of purchasers in the market for a property such as the subject. Each approach is discussed below, and applicability to the subject property is briefly addressed in the following summary.

Land Value

Developing an opinion of land value is typically accomplished via the Sales Comparison Approach by analyzing recent sales transactions of sites of comparable zoning and utility adjusted for differences which exist between the comparables and the subject. Valuation is typically accomplished using a unit of comparison such as price per square foot of land or potential building area or acre. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject site.

Cost Approach

The Cost Approach is based upon the proposition that an informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements which represent the highest and best use of the land; or when relatively unique or specialized improvements are located on the site, for which there exist few improved sales or leases of comparable properties.

In the Cost Approach, the appraiser forms an opinion of the cost of all improvements, depreciating them to reflect any value loss from physical, functional and external causes. Land value, entrepreneurial profit and depreciated improvement costs are then added resulting in a value estimate for the subject property.

Sales Comparison Approach

The Sales Comparison Approach utilizes sales of comparable properties, adjusted for differences, to indicate a value for the subject property. Valuation is typically accomplished using a unit of comparison such as price per square foot of building area, effective gross income multiplier or net income multiplier. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject property.

Income Capitalization Approach

This approach first determines the income-producing capacity of a property by utilizing contract rents on leases in place and by estimating market rent from rental activity at competing properties for the vacant space. Deductions then are made for vacancy and collection loss and operating expenses. The resulting net operating income is divided by an overall capitalization rate to derive an opinion of value for the subject property. The capitalization rate represents the relationship between net operating income and value. This method is referred to as Direct Capitalization.

Related to the Direct Capitalization Method is the Discounted Cash Flow Method. In this method, periodic cash flows (which consist of net operating income less capital costs) and a reversionary value are developed and discounted to a present value using an internal rate of return that is determined by analyzing current investor yield requirements for similar investments.

Summary

This appraisal employs the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that these approaches would be considered applicable and/or necessary for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Investors do not typically rely on the Cost Approach when purchasing a property such as the subject of this report. Therefore, we have not utilized the Cost Approach to develop an opinion of market value.

The valuation process is concluded by analyzing each approach to value used in the appraisal. When more than one approach is used, each approach is judged based on its applicability, reliability, and the quantity and quality of its data. A final value opinion is chosen that either corresponds to one of the approaches to value, or is a correlation of all the approaches used in the appraisal.

LAND VALUATION

The subject as developed has significant excess land.  Therefore, we used the Sales Comparison Approach to develop an opinion of land value. In this method, we analyzed prices buyers have recently paid for similar sites in the market, as well as examined current offerings. In making comparisons, we adjusted the sale prices for differences between this site and the comparable sites. If the comparable was superior to the subject, a downward adjustment was made to the comparable sale. If inferior, an upward adjustment was made. We present on the following pages a summary of pertinent details of sites recently sold that we compared to the subject site.

In the valuation of the subject site’s fee simple interest, the Sales Comparison Approach has been used to establish prices being paid for comparably zoned land. The most widely used and market oriented unit of comparison for properties with characteristics similar to those of the subject is the sale price per square foot of land area. All transactions utilized in this analysis are analyzed on this basis.

The major elements of comparison utilized to value the subject site include the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate, its utility and the physical characteristics of the property.

Discussion of Adjustments

Property Rights Conveyed

All of the sales utilized in this analysis involved the transfer of the fee simple interest. In the case of the land we have estimated a fee simple value.  Therefore, no adjustment is required.

Conditions of Sale

Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller.  In many situations the conditions of sale may significantly affect transaction prices.  However, all sales used in this analysis are considered to be “arms-length” market transactions between both knowledgeable buyers and sellers on the open market.  Therefore, no adjustments were required.

Financial Terms

To the best of our knowledge, all of the sales utilized in this analysis were accomplished with cash or market-oriented financing.  Therefore, no adjustments were required.

Market Conditions

The sales that are included in this analysis date between June 2005 and November 2005.  As the market has changed over this time period, we have applied an annual adjustment of 3.00 percent.

Location

An adjustment for location is required when the locational characteristics of a comparable property are different from those of the subject property.  The subject property is considered to have a good location. We have made a downward adjustment to those comparables considered superior in location versus the subject.  Conversely, an upward adjustment was made to those comparables considered inferior.

Size

The size adjustment generally reflects the inverse relationship between unit price and lot size. Smaller lots tend to sell for higher unit prices than larger lots, and vice versa. Hence, upward adjustments were made to larger land parcels, and downward adjustments were made to smaller land parcels.

Public Utilities

All of the sales, like the subject, had full access to public utilities at the time of sale; therefore, no adjustments were required.

Utility

The subject parcel is adequately shaped to accommodate a typical building, and it has good access, frontage and visibility.  When a comparable was considered to have superior or inferior utility, the appropriate adjustment was made.

Other

In some cases, other variables will impact the price of a transaction. Some examples would include soil or slope conditions, restrictive zoning, easements, wetlands or external influences. In our analysis of the comparables we found that no unusual conditions existed at the time of sale. As a result, no adjustments were required.

Discussion of Comparable Land Sales

The local market is considered fully developed.  As such, there is very little industrial land activity in the local market.  We have analyzed the most comparable sales in the region as well as the local market.

Comparable Sale No. 1

This is the sale of a 65,000 square foot parcel located on the Part of the Phelps Dodge Site in Maspeth, Queens, NY.  This property is in the M3-1, Manufacturing zoning district. Sagres Partners LLC sold the property to Montebello Italian Food Company in October 2005 for a price of $5,460,000 or $42.00 per square foot of developable area (FAR).  The site has the potential to be developed with 130,000square feet.  All public utilities are all available to the site. This site has significant tax incentives for development which tends to inflate the value of the land.  After all adjustments, this sale indicated an adjusted unit value of $33.94 per developable square foot (FAR).

Comparable Sale No. 2

This is the sale of a 120,000 square foot parcel located on the Part of the Phelps Dodge Site in Maspeth, Queens, NY.  This property is in the M3-1, Manufacturing zoning district. Sagres Partners LLC sold the property to Thai Food Company in November 2005 for a price of $9,800,000 or $40.83 per square foot of developable area (FAR).  The site has the potential to be developed with 240,000square feet.  Public utilities are all available to the site. This site has significant tax incentives for development which tends to inflate the value of the land.  After all adjustments, this sale indicated an adjusted unit value of $32.90 per developable square foot (FAR).

Comparable Sale No. 3

This is the sale of a 108,900 square foot parcel located on the Part of the Phelps Dodge Site in Maspeth, Queens, NY.  This property is in the M3-1, Manufacturing zoning district. Sagres Partners LLC sold the property to Radhaswamy, Inc in August 2005 for a price of $8,000,000 or $36.73 per square foot of developable area (FAR).  The site has the potential to be developed with 217,800 square feet.  Public utilities are all available to the site. This site has significant tax incentives for development which tends to inflate the value of the land.  After all adjustments, this sale indicated an adjusted unit value of $27.96 per developable square foot (FAR).

Comparable Sale No. 4

This is the sale of a 740,520 square foot parcel located on the 21 Erie Basin in Red Hook, Brooklyn, NY.  This property is in the M1-1 zoning district. United States Dredging Corp sold the property to One Beard Street, LLC in June 2005 for a price of $31,250,000 or $42.20 per square foot of developable area (FAR).  The site has the potential to be developed with 740,520  square feet (FAR). Public utilities are all available. This site was purchased with the intention to build an IKEA store that will contain 396,000 square feet.  The total site area is 22.5 acres, but the grantee is donating 5.0 acres to create an esplanade.  The grantee is responsible for off site infrastructure improvements and the demolition of existing improvements. After all adjustments, this sale indicated an adjusted unit value of $36.59 per developable square foot (FAR).

Conclusion of Site Value

After adjustments, the comparable land sales reflect unit prices ranging from $27.96 to $36.59 per square foot of FAR ($1,217,999 to $1,593,752 per acre), with an average of $32.85 per square foot of FAR ($1,430,731 per acre).

Each of the sales has been considered in our analysis. Therefore, we conclude that the indicated value by the Sales Comparison Approach is:

EXCESS LAND VALUE CONCLUSION	$/FAR	$/Acre
Indicated Value	$30.00	$1,306,800
Site Area	x 392,040	x 9.0000
Indicated Value	$11,761,200	$11,761,200
Rounded to nearest $100,000	$11,800,000	$11,800,000
$/unit basis	$30.10	$1,311,111

LAND SALE LOCATION MAP

SUMMARY OF LAND SALES

No.	Location	Grantor Grantee	Price Date	Site SqFt Site Acres	Zoning Potential FAR	Public Utilities	Price/SF Price/FAR	COMMENTS
1	Part of the Phelps Dodge	Sagres Partners LLC	$5,460,000	65,000	M3-1, Manufacturing	All Available	$84.00	This site has significant tax incentives for development which tends to inflate the value of the land.
	Site Maspeth, Queens, NY	Montebello Italian Food Company	10/05	1.4922 Ac	130,000		$42.00

2	Part of the Phelps Dodge	Sagres Partners LLC	$9,800,000	120,000 SF	M3-1, Manufacturing	All Available	$81.67	This site has significant tax incentives for development which tends to inflate the value of the land.
	Site Maspeth, Queens, NY	Thai Food Company	11/05	2.7548 Ac	240,000		$40.83

3	Part of the Phelps Dodge	Sagres Partners LLC	$8,000,000	108,900 SF	M3-1, Manufacturing	All available	$73.46	This site has significant tax incentives for development which tends to inflate the value of the land.
	Site Maspeth, Queens, NY	Radhaswamy, Inc	8/05	2.5000 Ac	217,800		$36.73

4	21 Erie Basin Red Hook,	United States Dredging Corp	$31,250,000	740,520	M1-1	All Available	$42.20

This site was purchased with the intention to build an IKEA store that will contain 396,000 square feet. The total site area is 22.5 acres, but the grantee is donating 5.0 acres to create an esplanade. The grantee is responsible for off site infrastructure improvements and the demolition of existing improvements.

	Brooklyn, NY	One Beard Street, LLC	6/05	17.0000 Ac	740,520		$42.20

	Price	Site SF	Zoning	Public	Price/SF
	Date	Site Acres	Utility*	Utilities	Price/Acre
Survey Low	$5,460,000	65,000 SF	Industrial	all available	$42.20
Survey High	$31,250,000	740,520 SF	PDP	all available	$84.00
Average	$13,627,500	258,605 SF	Industrial	all available	$70.33
Survey Low	6/05	1.4922 Ac	Average		$36.73
Survey High	11/05	20.0000 Ac	Average		$42.20
Average	8/05	8.7494 Ac	Average		$40.44
Subject Property		452,535	Industrial	all available
		10.3888	good

LAND SALE ADJUSTMENT GRID

	Economic Adjustments (Cumulative)						Property Characteristic Adjustments (Additive)
No.	Price Per FAR & Date	Property Rights Conveyed	Conditions of Sale	Financing	Market* Conditions	Subtotal	Location	Size	Public Utilities	Utility**	Other	Adj. Price PSF	Overall
1	$42.00	Fee Simple/Mkt.	Arms-Length	None	Inferior	$42.42	Similar	Smaller	Similar	Similar	Superior	$33.94	Superior
	10/05	0.0%	0.0%	0.0%	1.0%	1.0%	0.0%	-10.0%	0.0%	0.0%	-10.0%	-20.0%

2	$40.83	Fee Simple/Mkt.	Arms-Length	None	Inferior	$41.12	Similar	Smaller	Similar	Similar	Superior	$32.90	Superior
	11/05	0.0%	0.0%	0.0%	0.7%	0.7%	0.0%	-10.0%	0.0%	0.0%	-10.0%	-20.0%

3	$36.73	Fee Simple/Mkt.	Arms-Length	None	Inferior	$37.28	Similar	Smaller	Similar	Superior	Superior	$27.96	Superior
	8/05	0.0%	0.0%	0.0%	1.5%	1.5%	0.0%	-10.0%	0.0%	-5.0%	-10.0%	-25.0%

4	$42.20	Fee Simple/Mkt.	Arms-Length	None	Inferior	$43.04	Superior	Larger	Similar	Similar	Superior	$36.59	Superior
	6/05	0.0%	0.0%	0.0%	2.0%	2.0%	-10.0%	5.0%	0.0%	0.0%	-10.0%	-15.0%

SALES SUMMARY

Price Range	Unadj. $/SF	$/Acre	Adj. $/SF	$/Acre
Low	$36.73	$1,600,000	$27.96	$1,217,999
High	$42.20	$1,838,235	$36.59	$1,593,752
Average	$40.44	$1,761,614	$32.85	$1,430,731

EXCESS LAND VALUE CONCLUSION

	$/FAR	$/Acre
Indicated Value	$30.00	$1,306,800
Site Area	x 392,040	x 9.0000
Indicated Value	$11,761,200	$11,761,200
Rounded to nearest $100,000	$11,800,000	$11,800,000
$/unit basis	$30.10	$1,311,111

*Market Conditions Adjustment

Compound annual change in market conditions:	3.00%
Date of Value (for adjustment calculations):	2/2/06

**Utility includes shape, zoning, access, frontage and visibility.

SALES COMPARISON APPROACH

Methodology

In the Sales Comparison Approach, we developed an opinion of value by comparing the subject property with similar, recently sold properties in the surrounding or competing area. Inherent in this approach is the principle of substitution, which states that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution.

By analyzing sales that qualify as arm’s-length transactions between willing and knowledgeable buyers and sellers, we can identify value and price trends. The basic steps of this approach are:

1.               Research recent, relevant property sales and current offerings throughout the competitive area;

2.               Select and analyze properties that are similar to the property appraised, analyzing changes in economic conditions that may have occurred between the sale date and the date of value, and other physical, functional, or locational factors;

3.               Identify sales that include favorable financing and calculate the cash equivalent price;

4.               Reduce the sale prices to a common unit of comparison such as price per square foot of  net rentable area, effective gross income multiplier, or net income per square foot;

5.               Make appropriate comparative adjustments to the prices of the comparable properties to relate them to the property being appraised; and

6.               Interpret the adjusted sales data and draw a logical value conclusion.

The most widely used and market-oriented unit of comparison for properties such as the subject is the sales price per square foot of net rentable area. All comparable sales were analyzed on this basis.  On the following pages we present a summary of the improved properties that we compared to the subject property, a map showing their locations, and the adjustment process.

Due to the nature of the subject property and the level of detail available for the comparable data, we have elected to analyze the comparables through application of:

•                  A traditional adjustment grid utilizing percentage adjustments

COMPARABLE SALES MAP

SUMMARY OF IMPROVED SALES

No.	Address City, State	Grantor Grantee	Sales Price Date	Site SF Bldg NRA	Yr. Built Quality	Condition Land to Bldg. Ratio	Ceiling Height % Office	Price PSF	Comments
1	530 Cozine Avenue	Elmann 1065 Realty, LLC	$9,226,000	97,000	1966	Average	24	$101.01	This property is an older
	Brooklyn, NY	Flatlands Holdings, LLC	8/05	91,342	Average	1.06:1	10%		industrial building near Kennedy Airport.

2	222 Meserole Avenue	A.S.A Realty Company	$4,570,000	55,081	1931	Average	16	$111.19	This is a 1-story building located in the Greenpoint
	Brooklyn, NY	Humboldt Enterprises, LLC	6/05	41,102	Average	1.34:1	5%		section of Brooklyn. It was purchased for continued industrial use.

3	1526-1540 Atlantic Avenue	1526 LLC	$1,850,000	17,080	1945	Average	16	$108.82	This is a 1-story building located in the Crown Heights section of Brooklyn. It was sold
	Brooklyn, NY	Premier Storage Solutions of Atlantic Avenue	6/05	17,000	Average	1.00:1	5%		to a self-storage operator who will convert the building to a self-storage facility.

4	724-744 Clinton Street	Sabato Catucci	$9,300,000	109,270	1927	Average	14	$108.22	This is a 2-story building located in the Red Hook section
	Brooklyn, NY	Sunlight Clinton Realty, LLC	3/05	85,933	Average	1.27:1	5%		of Brooklyn. The buyer plans to prepare it for use as a multi-tenant industrial facility.

5	8 Rewe Street	Mark Adler	$5,000,000	84,371	1961	Average	16	$90.42	This is a one-story industrial
	Brooklyn, NY	8 Rewe Street, LLC	1/05	55,296	Average	1.53:1	5%		building in average condition.

Subject Property		452,535	1965	Average	1
		27,250	Average	Surface	B	100.0%
Survey Minimum	$1,850,000	17,080	1927	Average	14	$90.42
Survey Maximum	$9,300,000	109,270	1966	Good	24	$111.19
Survey Average	$5,989,200	72,560	1946	Average	17	$103.93
Survey Minimum	1/05	17,000	Average	1.00:1	5%
Survey Maximum	8/05	91,342	Good	1.53:1	10%
Survey Average	4/05	58,135	Average	1.24:1	6%

IMPROVED SALE ADJUSTMENT GRID

		ECONOMIC ADJUSTMENTS (CUMULATIVE)					PROPERTY CHARACTERISTIC ADJUSTMENTS (ADDITIVE)
	Price	Property							Age,						Adj.
	PSF &	Rights	Conditions		Market*				Quality						Price
No.	Date	Conveyed	of Sale	Financing	Conditions	Subtotal	Location	Size	Condition	% Office	Parking	Utility**	Economics	Other	PSF	Overall
1	$101.01	Fee Simple/Mkt.	Arms-Length	None	Inferior	$102.42	Similar	Larger	Similar	Similar	Similar	Inferior	Similar	Similar	$117.78	Inferior
	8/05	0.0%	0.0%	0.0%	1.4%	1.4%	0.0%	10.0%	0.0%	0.0%	0.0%	5.0%	0.0%	0.0%	15.0%

2	$111.19	Fee Simple/Mkt.	Arms-Length	None	Inferior	$113.41	Similar	Similar	Similar	Similar	Similar	Inferior	Similar	Similar	$119.08	Inferior
	6/05	0.0%	0.0%	0.0%	2.0%	2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%	0.0%	0.0%	5.0%

3	$108.82	Fee Simple/Mkt.	Arms-Length	None	Inferior	$111.00	Similar	Similar	Similar	Similar	Similar	Inferior	Similar	Similar	$116.55	Inferior
	6/05	0.0%	0.0%	0.0%	2.0%	2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.0%	0.0%	0.0%	5.0%

4	$108.22	Leased Fee	Arms-Length	None	Inferior	$111.25	Similar	Larger	Similar	Similar	Similar	Inferior	Similar	Similar	$127.94	Inferior
	3/05	0.0%	0.0%	0.0%	2.8%	2.8%	0.0%	10.0%	0.0%	0.0%	0.0%	5.0%	0.0%	0.0%	15.0%

5	$90.42	Fee Simple/Mkt.	Arms-Length	None	Inferior	$93.32	Inferior	Larger	Similar	Similar	Similar	Inferior	Similar	Similar	$107.31	Inferior
	1/05	0.0%	0.0%	0.0%	3.2%	3.2%	5.0%	5.0%	0.0%	0.0%	0.0%	5.0%	0.0%	0.0%	15.0%

SALES SUMMARY

Price Range	Unadj. Price PSF	Adj. Price PSF
Low	$90.42	$107.31
High	$111.19	$127.94
Average	$103.93	$117.73

Market Value As Is

Indicated Value per Square Foot NRA	$120.00
Net Rentable Area in Square Feet	x 27,250
Indicated Value	$3,270,000
Rounded to nearest $50,000	$3,250,000
Per square foot	$119.27

*Market Conditions Adjustment

Compound annual change in market conditions:	3.00%
Date of Value (for adjustment calculations):	2/2/06

** Utility includes land to building ratio, layout, etc.

Percentage Adjustment Method

Adjustment Process

The sales that we have utilized represent the best available information that could be compared to the subject property. The major elements of comparison for an analysis of this type include the property rights conveyed, the financial terms incorporated into a particular transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate, its physical traits and the economic characteristics of the property.

The first adjustment made to the market data takes into account differences between the subject property and the comparable property sales with regard to the legal interest transferred. Advantageous financing terms or peculiar conditions of sale are then adjusted to reflect a normal market transaction. Next, changes in market conditions must be accounted for, thereby creating a time adjusted price. Lastly, adjustments for location, physical traits and the economic characteristics of the market data are made in order to generate the final adjusted unit rate, which is appropriate for the subject property.

We have made a downward adjustment to those comparables considered superior to the subject. Conversely, an upward adjustment was made to those comparables considered to be inferior.

Property Rights Conveyed

All of the sales utilized in this analysis involved the transfer of the Fee Simple interest. We are appraising the Fee Simple interest of the subject property.  Therefore, no adjustments were required.

Financial Terms

To the best of our knowledge, all of the sales utilized in this analysis were accomplished with cash or market-oriented financing. Therefore, no adjustments were required.

Conditions of Sale

Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. In many situations the conditions of sale may significantly affect transaction prices. However, all sales used in this analysis are considered to be “arms-length” market transactions between both knowledgeable buyers and sellers on the open market. Therefore, no adjustments were required.

Market Conditions

The sales that are included in this analysis date between January 2005 and August 2005.  The market has  changed over this time period.  Therefore, we have applied an annual adjustment of 3.00 percent.

Location

An adjustment for location is required when the locational characteristics of a comparable property are different from those of the subject property.  The subject property is considered a good location, and it has good access and visibility. Each comparable was adjusted accordingly.

Physical Traits

Various physical characteristics were analyzed including size, age, condition, quality, class, number of stories, parking type and utility . Each sale was adjusted accordingly.

Economic Characteristics

This adjustment is used to reflect differences in occupancy levels, operating expense ratios, tenant quality, and other items not covered under prior adjustments that would have an economic impact on the transaction.  Each comparable was adjusted accordingly.

Other

This category accounts for any other adjustments not previously discussed. Based on our analysis of these sales, none required any additional adjustment.

Discussion of Comparable Sales

The following are considered the most comparable industrial buildings in the subject market.  Due to a lack of large modern industrial building transactions we have analyzed sales outside of the local market.

Comparable Sale No. 1

This is the August 2005 sale of an office-warehouse building located at 530 Cozine Avenue in Brooklyn, NY. The site contains 97,000 square feet and is improved with a 91,342 square foot building.  The improvements were constructed in 1966, and are of average quality. This is an industrial building, with 18 foot ceiling heights and 17% office finish that sold in average condition. This property is an older industrial building near Kennedy Airport. The property sold from Elmann 1065 Realty, LLC to Flatlands Holdings, LLC for $9,226,000 or $101.01 per square foot. After all adjustments, this comparable indicated an adjusted unit value of $117.78 per square foot.

Comparable Sale No. 2

This is the June 2005 sale of an office-warehouse building located at 222 Meserole Avenue in Brooklyn, NY. The site contains 55,081 square feet and is improved with a 41,102 square foot building.  The improvements were constructed in 1931, and are of average quality. This is an industrial building with 28 foot ceiling heights and 5% office finish, that sold in average condition. This is a 1-story building located in the Greenpoint section of Brooklyn.  It was purchased for continued industrial use. The property sold from A.S.A Realty Company to Humboldt Enterprises, LLC for $4,570,000 or $111.19 per square foot. After all adjustments, this comparable indicated an adjusted unit value of $119.08 per square foot.

Comparable Sale No. 3

This is the June 2005 sale of an industrial building located at 1526-1540 Atlantic Avenue in Brooklyn, NY. The site contains 17,080 square feet and is improved with a 17,000 square foot building.  The improvements were constructed in 1945, and are of average quality. This is an industrial building with 24 foot ceiling heights and 4% office finish.  The building sold in average condition. This is a 1-story building located in the Crown Heights section of Brooklyn.  It was sold to a self-storage operator who will convert the building to a self-storage facility. The property sold from 1526 LLC to Premier Storage Solutions of Atlantic Avenue for $1,850,000 or $108.82 per square foot. After all adjustments, this comparable indicated an adjusted unit value of $116.55 per square foot.

Comparable Sale No. 4

This is the March 2005 sale of an industrial building located at 724-744 Clinton Street in Brooklyn, NY. The site contains 109,270 square feet and is improved with an 85,933 square foot building.  The improvements were constructed in 1927, and are of average quality. This is an industrial building with 14 foot ceiling heights and 5% office finish, that sold in average condition. This is a 2-story building located in the Red Hook section of Brooklyn.  The buyer plans to prepare it for use as a multi-tenant industrial facility.   The property sold from Sabato Catucci to Sunlight Clinton Realty, LLC for $9,300,000 or $108.22 per square foot. After all adjustments, this comparable indicated an adjusted unit value of $127.94 per square foot.

Comparable Sale No. 5

This is the January 2005 sale of an industrial building located at 8 Rewe Street in Brooklyn, NY. The site contains 84,371 square feet and is improved with a 55,296 square foot industrial building with 24 foot ceiling heights and 12% office finish.  The improvements were constructed in 1961, and are of average quality. This is a one-story industrial building in average condition. The property sold from Mark Adler to 8 Rewe Street, LLC for $5,000,000 or $90.42 per square foot. After all adjustments, this comparable indicated an adjusted unit value of $107.31 per square foot.

Summary of Percentage Adjustment Method

After adjustments the comparable improved sales reflect unit prices ranging from $107.31 to $127.94 per square foot with an average adjusted price of $117.73 per square foot.

Each of the comparables were relied upon in this analysis however, we would expect the subject to sell toward the middle of the range due to its location, condition and physical characteristics. Note: The value below represent the value of the improvements on an allocated 1.39 acre site.  Therefore, we conclude that the indicated value by the Percentage Adjustment Method is:

Net Rentable Area:		27,250
Concluded Price Per Square Foot :	x	$120.00
Indicated Value:		$3,270,000
Rounded:		$3,250,000
Per Square Foot:		$119.27

INCOME CAPITALIZATION APPROACH

Methodology

The Income Capitalization Approach is a method of converting the anticipated economic benefits of owning property into a value through the capitalization process. The principle of “anticipation” underlies this approach in that investors recognize the relationship between an asset’s income and its value. In order to value the anticipated economic benefits of a particular property, potential income and expenses must be projected, and the most appropriate capitalization method must be selected.

The two most common methods of converting net income into value are Direct Capitalization and Discounted Cash Flow. In direct capitalization, net operating income is divided by an overall capitalization rate to indicate an opinion of market value. In the discounted cash flow method, anticipated future cash flows and a reversionary value are discounted to an opinion of net present value at a chosen yield rate (internal rate of return).

Investors acquiring this type of asset will typically look at year one returns, but must also consider long-term strategies. Hence, depending on certain factors, both the direct capitalization and discounted cash flow techniques have merit.

Considering that there is no lease currently associated with the subject property, we conclude that the direct capitalization method is” appropriate in this assignment.

Rent Comparables

The following table summarizes rental activity for competing buildings in the market.

RENT COMPARABLES

Rental				Size	Term	Rent/
No.	Address	Date	Tenant	Sq. Ft.	(Years)	Sq.Ft.	Increases	Recoveries	Electric	Concessions	Comments

1	49-01 Maspeth Ave., Maspeth, NY	Sep-04	Hanmi, Inc.	12,000	10	$12.50	3.0% per annum	NNN	Direct meter	N/A	This is ground floor space that is 40% refrigerated.

2	31-00 47th Avenue Long Island City, NY	Mar-04	Hasko Jewels	20,850	5	$9.50	3.0% per annum	NNN	Direct meter	N/A	This is fourth floor warehouse space.

3	38-01 47th Avenue Long Island City, NY	Feb-04	Confidential	54,000	10	$12.00	3.0% per annum	NNN	Direct meter	N/A	This is ground floor warehouse space in a two-story building.

4	22-11 38th Avenue, Long Island City, NY	Jan-04	Kronos Gyros	15,000	10	$12.75	3.0% per annum	NNN	Direct meter	N/A	This is ground floor warehouse space that is 20% refrigerated.

5	G48-49 35th Street Long Island City, NY	Aug-03	Confidential	32,500	10	$7.50	3.0% per annum	NNN	Direct meter	N/A	This is ground floor warehouse space.

6	30-02 48th Avenue Long Island City, NY	Sep-03	Confidential	25,000	5	$9.50	Annual Rent Steps	NNN	Direct meter	N/A	This is second floor industrial space.

	Survey Low:			12,000	5	$7.50
	Survey High:			54,000	10	$12.75
	Survey Average:			26,558	8	$10.63

Conclusion of Market Rent for Industrial Space

We have analyzed the leases in place, as well as recent leases negotiated in competitive buildings in the marketplace.  Based upon the recent leasing activity in the area, and our analysis of the comparables, we have concluded to a market rent for the subject’s industrial space of $10.00 per square foot.  This assumes a triple net lease with a 10-year term.

Note: This market rent reflects the value of the subject improvements on a 1.39 acre site.  The excess land has been valued separately and has not been considered in our estimate of market rent.

Market Rent Synopsis

The following chart summarizes our market rent conclusion for each tenant category within the subject property.

MARKET RENT ESTIMATE	Industrial
Market Rent Per Square Foot	$10.00

Contract Rent Increase	3% per annum

Lease Type	Net

Lease Term (years)	10

Expense Reimbursements

Most leases in the market for single tenant industrial buildings are written on a triple net basis.  The tenant is responsible for their pro-rata share of all real estate taxes and operating expenses related to the property.  The landlord is only responsible for structural repairs.

Vacancy and Collection Loss

Earlier in the report we discussed the market vacancy rates for the market in which the subject property is located.  We also discussed the subject’s occupancy level, which conversely represents its current vacancy level.  We have projected a global stabilized vacancy rate and collection loss of 5.00 percent.

Operating Expenses

The subject property as it exists is best suited as a single tenant warehouse building.  We have estimated the income and expenses based upon a triple net basis, in which the tenant is responsible for all of the operating expenses, including real estate taxes, and insurance.

In this scenario, the tenant would reimburse the landlord for all operating expenses. This method takes into account the possibility that if the tenant defaults on the lease, the landlord would be responsible for a portion of the expenses incurred.

We have not been provided with any expense history for the subject property. As such, we have estimated anticipated expenses that the subject property should incur in this market based upon information provided by industrial owners and brokers and our experience appraising similar facilities.

In the case of single tenant industrial buildings many expenses are directly billed to the tenant.  As such, we have only identified a few expenses which would be billed to the landlord in our pro-forma.  These expenses will be fully reimbursed by the tenant.

REVENUE AND EXPENSE ANALYSIS

	C&W Forecast(1)
	Total	Per SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$272,500	$10.00
Expense Reimbursement Revenue	159,712	5.86

TOTAL POTENTIAL GROSS REVENUE	$432,212	$15.86
Vacancy and Collection Loss	(21,611)	(0.79)
EFFECTIVE GROSS REVENUE	$410,601	$15.07

OPERATING EXPENSES
Insurance	$6,813	$0.25
Management	9,060	0.33
Subtotal	$15,873	$0.58

Real Estate Taxes	143,839	5.28

TOTAL EXPENSES	$159,712	$5.86

NET OPERATING INCOME	$250,889	$9.21

(1) Fiscal Year Beginning:

Conclusion of Operating Expenses

We analyzed each item of expense and developed an opinion of a level of expense we believe a typical investor in a property like this would consider reasonable. We made our projections on a fiscal year basis. Year 1 begins February 1, 2006. Please refer to the following chart for our Year 1 forecast of expenses.

	C&W
Expense	Forecast	Per SF	Analysis
Insurance	$6,813	$0.25	Our estimate is based on the historical and budgeted expenses, plus expense levels at competing properties.

Management	$9,060	$0.33

Management fees for this type of property typically range from 2 to 4 percent of effective gross income. We have utilized a management fee of 2.5 percent of effective gross income, which we consider to be market oriented.

Real Estate Taxes	$143,839	$5.28	A complete discussion of the taxes is included in the Real Property Taxes and Assessments section of this report.

Total operating expenses excluding real estate taxes are estimated at $15,873 equating to $0.58 per square foot. As previously mentioned the tenant is responsible for their pro-rata share of operating expenses including real estate taxes and insurance.  The balance of the operating expenses are generally directly billed to the tenant.  The landlord is typically responsible for structural repairs.

Income and Expense Pro Forma

The following chart is our opinion of income and expenses for Year One, which is the first stabilized year in this analysis.

SUMMARY OF REVENUE AND EXPENSES

Stabilized Year For Direct Capitalization:  Year One

	Annual	$/SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$272,500	$10.00
Expense Reimbursement Revenue	159,712	5.86

TOTAL POTENTIAL GROSS REVENUE	$432,212	$15.86
Vacancy and Collection Loss	$(21,611)	(0.79)
EFFECTIVE GROSS REVENUE	$410,601	$15.07

OPERATING EXPENSES
Insurance	$6,813	$0.25
Management	9,060	0.33
Subtotal	$15,873	$0.58

Real Estate Taxes	143,839	5.28

TOTAL EXPENSES	$159,712	$5.86

NET OPERATING INCOME	$250,889	$9.21

Investment Considerations

In estimating the value of this property, there are several key factors that we must consider.  These are listed below, and will impact our selection of all investor rates cited on the following pages.

INVESTMENT CONSIDERATIONS

Real Estate Market Trends:	The real estate market in which the subject property is located is currently improving.

Property Rating:

After considering all of the physical characteristics of the subject, we have concluded that this property has a property rating that is average, when measured against other properties in this marketplace.

Location Rating:

After considering all of the locational aspects of the subject, including regional and local accessibility as well as overall visibility, Cushman & Wakefield, Inc. has concluded that the location of this property is good.

Overall Investment Appeal:	After consideringallof thesefactors,weconcludethat this property has good overall investment appeal.

Capitalization Rate Selection

The comparable sales did not uncover any capitalization rates.  Therefore, we have also considered Investor Surveys published by PWC/Korpacz and Cushman & Wakefield, Inc. for competitive office properties.

GOING IN CAPITALIZATION RATES (OARin)

Survey	Date	Range	Average
Price Waterhouse Coopers Korpacz	Fourth Quarter 2005	6.25% - 10.00%	7.67%
C&W Real Estate Outlook	Fall 2004	7.30% - 10.00%	8.60%

Korpacz - Refers to national net lease market regardless of class or occupancy

C&W - Refers to the warehouse distribution market regardless of class or occupancy. Figures reflect average low, average high and midpoint

We previously cited our investment considerations for the subject property.  We considered all aspects of the property that would influence the overall rate.  We would expect the subject to trade toward the average indicated by the above mentioned surveys.  Our observations and analysis suggest that a going-in capitalization rate of 8.00 percent represents reasonable investor criteria under current market conditions.

Direct Capitalization Method Conclusion

In the Direct Capitalization Method, we developed an opinion of market value by dividing year one net operating income by an 8.00 percent overall capitalization rate. Our conclusion via the Direct Capitalization Method is as follows:

Direct Capitalization Method

Market Value As Is

NET OPERATING INCOME	$250,889	$9.21

Sensitivity Analysis (0.50% OAR Spread)	Value	$/SF NRA
Based on Low-Range of 7.50%	$3,345,193	$122.76
Based on Most Probable Range of 8.00%	$3,136,118	$115.09
Based on High-Range of 8.50%	$2,951,641	$108.32

Reconciled Value	$3,136,118	$115.09
Rounded to nearest $50,000	$3,150,000	$115.60

RECONCILIATION AND FINAL VALUE OPINION

Valuation Methodology Review and Reconciliation

This appraisal employs the Sales Comparison Approach and the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that these approaches would be considered applicable and/or necessary for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Investors do not typically rely on the Cost Approach when purchasing a property such as the subject of this report. Therefore, we have not utilized the Cost Approach to develop an opinion of market value.

The approaches indicated the following:

			9 Acres of Excess
RECONCILIATION	As Is Value		Land
Date of Value	February 2, 2006	PSF/FAR	February 2, 2006	PSF/FAR

Cost Approach	N/A	N/A	N/A	N/A

Sales Comparison Approach
Percentage Adjustment Method	$3,250,000	$119.27	$11,800,000	$30.10
Conclusion	$3,250,000	$119.27	$11,800,000	$30.10

Income Capitalization Approach
Discounted Cash Flow	N/A	N/A	N/A	N/A
Direct Capitalization	$3,150,000	$115.60	N/A	N/A
Conclusion	$3,150,000	$115.60	N/A	N/A

Final Value Conclusion	$3,200,000	$117.43	$11,800,000	$30.10

The subject is not currently subject to a lease.  Therefore, we have given most weight to the Sales Comparison and Income Capitalization approaches because this mirrors the methodology used by purchasers of this property type.  We have placed very little weight on the Sales Comparison Approach in this analysis.

Market Value of the Improvements on 1.39 Acres

Based on our Complete Appraisal as defined by the USPAP, we have developed an opinion that the Market Value of the Fee Simple estate of the referenced property, subject to the assumptions and limiting conditions, certifications, extraordinary and hypothetical conditions, if any, and definitions, “As Is” on February 2, 2006 is:

THREE MILLION TWO HUNDRED THOUSAND DOLLARS

$3,200,000

Market Value of 9.0 Acres of Excess Land

Based on our Complete Appraisal as defined by the USPAP, we have developed an opinion that the Market Value of the Fee Simple estate of the referenced property, subject to the assumptions and limiting conditions, certifications, extraordinary and hypothetical conditions, if any, and definitions, “As Is” on February 2, 2006 is:

ELEVEN MILLION EIGHT HUNDRED THOUSAND DOLLARS

$11,800,000

ASSUMPTIONS AND LIMITING CONDITIONS

“Report” means the appraisal or consulting report and conclusions stated therein, to which these Assumptions and Limiting Conditions are annexed.

“Property” means the subject of the Report.

“C&W” means Cushman & Wakefield, Inc. or its subsidiary that issued the Report.

“Appraiser(s)” means the employee(s) of C&W who prepared and signed the Report.

The Report has been made subject to the following assumptions and limiting conditions:

1.               No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters that are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser.  Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated.  No survey of the Property was undertaken.

2.               The information contained in the Report or upon which the Report is based has been gathered from sources the Appraiser assumes to be reliable and accurate.  The owner of the Property may have provided some of such information.  Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of estimates, opinions, dimensions, sketches, exhibits and factual matters.  Any authorized user of the Report is obligated to bring to the attention of C&W any inaccuracies or errors that it believes are contained in the Report.

3.               The opinions are only as of the date stated in the Report.  Changes since that date in external and market factors or in the Property itself can significantly affect the conclusions.

4.               The Report is to be used in whole and not in part.  No part of the Report shall be used in conjunction with any other analyses.  Publication of the Report or any portion thereof without the prior written consent of C&W is prohibited. Reference to the Appraisal Institute or to the MAI designation is prohibited.  Except as may be otherwise stated in the letter of engagement, the Report may not be used by any person(s) other than the party(ies) to whom it is addressed or for purposes other than that for which it was prepared.  No part of the Report shall be conveyed to the public through advertising, or used in any sales, promotion, offering or SEC material without C&W’s prior written consent.

Any authorized user(s) of this Report who provides a copy to, or permits reliance thereon by, any person or entity not authorized by C&W in writing to use or rely thereon, hereby agrees to indemnify and hold C&W, its affiliates and their respective shareholders, directors, officers and employees, harmless from and against all damages, expenses, claims and costs, including attorneys’ fees, incurred in investigating and defending any claim arising from or in any way connected to the use of, or reliance upon, the Report by any such unauthorized person(s) or entity(ies).

5.               Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

6.               The Report assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and considered in the Report; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Report is based.

7.               The physical condition of the improvements considered by the Report is based on visual inspection by the Appraiser or other person identified in the Report.  C&W assumes no responsibility for the soundness of structural members or for the condition of mechanical equipment, plumbing or electrical components.

8.               The forecasted potential gross income referred to in the Report may be based on lease summaries provided by the owner or third parties. The Report assumes no responsibility for the authenticity or completeness of lease information provided by others.  C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9.               The forecasts of income and expenses are not predictions of the future.  Rather, they are the Appraiser’s best opinions of current market thinking on future income and expenses.  The Appraiser and C&W make no warranty or representation that these forecasts will materialize.  The real estate market is constantly fluctuating and changing.  It is not the Appraiser’s task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Report, envisages for the future in terms of rental rates, expenses, and supply and demand.

10.         Unless otherwise stated in the Report, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not considered in arriving at the opinion of value.  These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property.  The Appraisers are not qualified to detect such substances.  C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.         Unless otherwise stated in the Report, compliance with the requirements of the Americans with Disabilities Act of 1990 (ADA) has not been considered in arriving at the opinion of value.  Failure to comply with the requirements of the ADA may adversely affect the value of the Property.  C&W recommends that an expert in this field be employed.

12.         If the Report is submitted to a lender or investor with the prior approval of C&W, such party should consider this Report as only one factor together with its independent investment considerations and underwriting criteria, in its overall investment decision. Such lender or investor is specifically cautioned to understand all Extraordinary Assumptions and Hypothetical Conditions and the Assumptions and Limiting Conditions incorporated in this Report.

13.         In the event of a claim against C&W or its affiliates or their respective officers or employees or the Appraisers in connection with or in any way relating to this Report or this engagement, the maximum damages recoverable shall be the amount of the monies actually collected by C&W or its affiliates for this Report and under no circumstances shall any claim for consequential damages be made.

14.         If the Report is referred to or included in any offering material or prospectus, the Report shall be deemed referred to or included for informational purposes only and C&W, its employees and the Appraiser have no liability to such recipients. C&W disclaims any and all liability to any party other than the party that retained C&W to prepare the Report.

15.         At the Client’s request, we have provided an insurable value estimate. The estimate is based on figures derived from a national cost estimating service and is developed consistent with industry practices. However, actual local and regional construction costs may vary significantly from our estimate and individual insurance policies and underwriters have varied specifications, exclusions, and non-insurable items. As such, we strongly recommend that the Client obtain estimates from professionals experienced in establishing insurance coverage for replacing any structure. This analysis should not be relied upon to determine insurance coverage. Furthermore, we make no warranties regarding the accuracy of this estimate.

16.         By use of this Report each party that uses this Report agrees to be bound by all of the Assumptions and Limiting Conditions, Hypothetical Conditions and Extraordinary Assumptions stated herein.

Extraordinary Assumptions

An extraordinary assumption is defined by the USPAP (2004 Edition, The Appraisal Foundation, page 3) as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

The building and site improvements are currently used by related entities as a bus depot and maintenance facility.  However, there is no existing lease on the property therefore, our concluded value represents the value of the fee simple estate.

The subject property has excess land.  We have estimated the value of the improvements on 1.39 acres with the remaining site
(9.0 acres) valued as excess land.

Hypothetical Conditions

A hypothetical condition is defined by the USPAP (2004 Edition, The Appraisal Foundation, page 3) as “that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

This appraisal employs no hypothetical conditions.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

1.               The statements of fact contained in this report are true and correct.

2.               The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3.               We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

4.               We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5.               Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6.               Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7.               The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice.

8.               Philip P. Cadorette, MAI made a personal inspection of the property that is the subject of this report.

9.               No one else provided significant real property appraisal assistance to the persons signing this report.

10.         The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11.         As of the date of this report, Philip P. Cadorette, MAI has completed the continuing education program of the Appraisal Institute.

s/ Philip P. Cadorette
Philip P. Cadorette, MAI Director New York Certified General Appraiser License No. 46000003076 phil_cadorette@cushwake.com 212-841-7604 Office Direct 212-841-7849 Fax

ADDENDA

Addenda Contents

ADDENDUM A:      Qualifications of the Appraisers

PROFESSIONAL QUALIFICATIONS

Philip P. Cadorette, MAI
Director, Valuation Services

Background

Philip P. Cadorette is a Director of Cushman & Wakefield’s New York Valuation Advisory Services Group.  His responsibilities include the analysis and appraisal of commercial real estate on a national basis.  Between 1990 and 1999, Mr. Cadorette was employed by The Chase Manhattan Bank as a Vice President in their Real Estate Finance Group and the Chase Commercial Mortgage Bank.  From 1997 through 1999 Mr. Cadorette was a Senior Underwriter in Chase’s Commercial Mortgage Bank.  As senior underwriter Mr. Cadorette underwrote large loans for the mortgage conduit program and worked closely with the rating agencies during the securitization process.

Between 1990 and 1997 Mr. Cadorette was actively involved in underwriting and advisory assignments for commercial real estate projects and portfolios in connection with REIT and acquisition financing, securitization, syndications, and equity and debt placement throughout the United States.  He also provided a variety of advisory services and presentations to Chase’s corporate and real estate clients.  Mr. Cadorette was part of a team that evaluated Chase’s real estate exposure in connection with the potential acquisition of financial institutions.

Prior to his employment with Chase Manhattan, Mr. Cadorette was employed from 1988 to 1990 as a Senior Commercial Appraiser with Smith Hays and Associates, Smithtown, New York.  From 1986 to 1988 Mr. Cadorette was a staff appraiser with Kenneth E. Richards & Associates Inc., West Islip, New York.

Appraisal Experience

Appraisal, feasibility and consulting assignments have included proposed and existing regional malls, shopping centers, multi-tenanted office buildings, industrial buildings, research and development facilities, cooperatives, condominiums and rental apartment properties, vacant land, residential subdivisions, hotels, motels and proposed development.  Mr. Cadorette has also consulted institutional clients on the sale, acquisition or performance of nationwide portfolios of investment property as well as provided advisory work with regard to insurable values of single assets and portfolios.

Memberships, Licenses and Professional Affiliations

Member, Appraisal Institute (MAI Designation achieved 1994)
Certified New York State - General Appraiser
Certified Ohio State - General Appraiser

Education

Pfeiffer University, North Carolina
Bachelor of Science, Marketing / Economics - May, 1986

Appraisal Education

Successfully completed all courses and experience requirements to qualify for the MAI designation.  Mr. Cadorette was awarded the designation in 1994.  As of the date of this report, Philip P. Cadorette, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.

Appraisal Institute Courses

Real Estate Appraisal Principles	Single Family Residences
Basic Valuations	Case Studies in Real Estate Valuation
Capitalization Theory & Techniques, A & B	The Complete Appraisal Review
Valuation Analysis and Report Writing	Standards of Professional Practice, A & B